November 29, 2005


Mr. Thomas M. Ringo
Vice President and Chief Financial Officer
Pope Resources Ltd Partnership
19245 Tenth Avenue NE
Poulsbo, WA  98370

Re: Pope Resources Ltd Partnership
  Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 9, 2005
  File No. 001-09035


Dear Mr. Ringo:

      We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

      Sincerely,


      April Sifford
      Branch Chief

cc:  Mr. Ryan Milne